UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ______________

Commission file number 0-24960

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

         COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Covenant Transportation Group, Inc.
400 Birmingham Highway
Chattanooga, Tennessee 37419

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

The Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  Accordingly, in lieu of the requirements of Items 1 – 3 of Form 11-K, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA.  The following financial statements and supplemental schedule are filed as part of this annual report:

Report of Independent Registered Public Accounting Firm

To Participants and the Administrator of the
Covenant Transport, Inc. 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 29, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lattimore Black Morgan & Cain, PC

Knoxville, Tennessee
June 12, 2009

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 29, 2008 and 2007
	2008	2007
Assets:
Cash	$4,987	$6,391
Investments	13,404,635	18,225,556
Participant loans	1,148,246	1,087,083

Total assets	14,557,868	19,319,030

Liabilities:
Excess contributions payable	8,877	2,023

Net assets available for benefits at fair value	14,548,991	19,317,007

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	239,497	16,328

Net assets available for benefits	$14,788,488	$19,333,335
See accompanying notes to financial statements.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 29, 2008 and 2007
	2008	2007
Additions:
Investment income:
Interest and dividends	$302,732	$347,617
Net appreciation/(depreciation) in fair value of investments:
Mutual funds	(4,398,380)	594,348
Covenant Transportation Group, Inc. common stock	(1,004,496)	(680,795)
Net investment income (loss)	(5,100,144)	261,170

Contributions from employer	1,042,031	892,661
Contributions from participants	2,850,541	2,832,750
Total additions (reductions)	(1,207,572)	3,986,581
Deductions:
Participants’ benefits	3,328,553	4,190,976
Administrative fees	8,722	10,500
Total deductions	3,337,275	4,201,476

Net decrease in net assets available for benefits	(4,544,847)	(214,895)

Net assets available for benefits at beginning of year	19,333,335	19,548,230

Net assets available for benefits at end of year	$14,788,488	$19,333,335

See accompanying notes to financial statements.

(1)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments

Investments in money market funds, mutual funds, and common stock are stated at fair value based on quoted market prices or as determined by Diversified Investment Advisors (the “Trustee”).  Investments in the Stable Pooled Fund (a common collective trust) are based upon the current value and net investment gain or loss relating to the units as determined by the Trustee.  The common collective trust primarily invests in the Wells Fargo Stable Return Fund.  Participant loans are valued at the unpaid principal balance, which approximates fair value.  Securities transactions are accounted for on a trade date basis.

Realized and unrealized investment gains and losses are included in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for Plan benefits.  Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

The Plan’s investments include funds which invest in various types of investment securities and in various companies in various markets. Investment securities are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

(c)	Fair Value of Financial Instruments

Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of participant loans and payables is a reasonable approximation of the fair value due to the nature of these investments.

(d)	Fully Benefit-Responsive Investment Contracts

As described in Financial Accounting Standards Board Staff Position (“FSP”) AAG INV-1 and Statement of Position (“SOP”) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan and covers substantially all employees of Covenant Transportation Group, Inc. and certain subsidiaries (the “Company”). The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of six months of service.

(b)	Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute up to a maximum of 85% of their annual compensation subject to the limitations of the Internal Revenue Code (IRC) Section 415(c)(3). The Company may make discretionary matching contributions to the Plan not to exceed 6% of an employee’s compensation and may make other types of discretionary contributions. Annual additions to a participant’s account during any plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution plan maintained by the Company, cannot exceed certain levels established under IRC Section 402(g).

(c)	Participant Accounts

The Plan document requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of income and losses. Employer voluntary contributions are allocated to all eligible employees based on the employees’ contributions for the period.  Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant.

(d)	Participant Loans

Other than the financial conditions listed below, there are no restrictions on participants obtaining a loan.  Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000.  Loans may generally be repaid over one to five years.  Loans must be repaid through automatic payroll deductions unless otherwise provided for by the Plan Administrator.  A participant may only have one loan outstanding at a time.  The interest rate is the prime rate plus 1% and is fixed over the life of the loan. Individuals with loans may choose to continue to participate in the Plan.

(e)	Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance.

Benefits are recorded when paid.

(f)	Hardship Withdrawals

The Plan permits distributions in the event of a hardship once a participant furnishes proof of hardship, as defined in the Plan agreement.  These distributions are taxable and subject to a tax penalty equal to 10% of the hardship distribution amount if the participant is younger than 59 ½.  Hardship withdrawals are limited to the participant’s elective account balance. Participants with a hardship withdrawal are not allowed to make contributions to the Plan for six months after the withdrawal.

(g)	Vesting

Participants are immediately vested in their contributions and the investment earnings (losses) thereon.  Participants vest in employer contributions 20% each year and are 100% vested after five years of credited service.

(h)	Forfeited Accounts

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. Forfeitures totaled $82,209 and $74,363 in 2008 and 2007.  Forfeitures of $4,987 were unallocated at December 29, 2008, while the remainder was used to reduce Company contributions.

(i)	Administrative Expenses

The administrative expenses of the Plan are paid primarily by the Company.  These costs include legal, accounting, and certain administrative fees.

(j)	Plan Termination

While it is the Company’s intention to continue the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(k)	Plan Amendments

During 2007, the Plan was amended related to certain provisions regarding participant loans.

(3)	Transactions with Parties-In-Interest

At December 29, 2008 and 2007, the Plan held investments in trust funds and money market accounts sponsored by the Trustee with current values of $8,624,900 and $12,751,570, respectively. The Plan also held investments in 591,911 and 305,268 units of Covenant Transportation Group, Inc. common stock with current values of $701,592 and $1,221,409 at December 29, 2008 and 2007, respectively.  The Plan also held investments in the participants’ loans with interest rates between 4.25% and 9.25% with a current value of $1,148,246 and $1,087,083 as of December 29, 2008 and 2007, respectively.  All administrative fees of the Plan were paid to parties-in-interest.

(4)	Fair value measurements

As of December 30, 2007, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157").  FAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures for fair value measurement.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The provisions of FAS 157 are effective for the Plan prospectively for periods beginning December 30, 2007 for financial assets.  The implementation of the provisions of FAS 157 for financial assets as of December 29, 2007 did not have a material impact on the Plan's financial statements.  The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

-	Quoted prices for similar assets or liabilities in active markets;
-	Quoted prices for identical or similar assets or liabilities in inactive markets;
-	Inputs other than quoted prices that are observable for the asset or liability;
-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

    If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for asset measurement measured at fair value.  There have been no changes in the methodologies used at December 29, 2008.

(i)	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
(ii)	Mutual funds: Valued at the net asset value of shares held by the Plan at year end, based on closing price reported on the active market on which the individual securities are traded.
(iii)	Participant loans: Valued at amortized cost, which approximates fair value.
(iv)
Common collective fund:  The value of the Plan's interest in the collective trust fund is based upon the current value of and net investment gain or loss relating to the units of participation held by the Plan.

FASB Staff Position FSP AAGINV-1 and SOP 94-4-1(“FSP”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans

requires that investments in collective trust funds that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 29, 2008:

	Fair Value Measurements as of December 29, 2008 using the following inputs
	Total	Level 1	Level 2	Level 3

Mutual funds	$8,409,702	$8,409,702	$-	$-

Common stock	701,592	-	701,592	-

Common collective funds	4,293,341	-	4,293,341	-

Participant loans	1,148,246	-	-	1,148,246

Total	$14,552,881	$8,409,702	$4,994,933	$1,148,246

The following table provides a summary of changes in fair value of the Plan’s Level 3 assets for the year ended December 29, 2008:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Participant Loans

Balance at December 29, 2007	$1,087,083
Realized gains (losses)	-
Unrealized gains (losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances and settlements, net	61,163

Balance at December 29, 2008	$1,148,246

(5)	Investments

The following investments represent 5% or more of the Plan’s net assets at December 29, 2008 and 2007:

	2008	2007
Covenant Transportation Group, Inc. 401(k) Unitized-Stock Fund	**	$1,221,409
Diversified Stable Pooled Fund	$4,532,839	4,687,004
Transamerica-Large Value Fund	**	2,144,066
Eaton Vance Large Cap Value Fund	969,279	**
Transamerica Core Bond Fund	1,207,360	1,308,133
Transamerica Intermediate Horizon Fund	960,098	**
American Growth Fund	1,138,874	2,184,713
Participant Loans	1,148,246	1,087,083

** Investment does not represent 5% or more of the Plan’s net assets for the respective year.

(6)	Income Tax Status

The Internal Revenue Service made a favorable ruling on the application for determination of qualification submitted by the Company on September 8, 2003. The Plan administrator is not aware of any course of action or series of events that might adversely affect the Plan’s qualification under Section 401(a) of the IRC, and under which the Plan would be subject to tax under present income tax law.  Subsequent to the issuance of the determination letter, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(7)	Untimely Remittance of Participant Contributions

The Plan Sponsor is required by Department of Labor regulation to remit participant contributions as soon as practicable, but by no later than the fifteenth business day following the end of the month in which  the amounts were withheld from wages.  The Plan Sponsor made one late remittance on August 22, 2008 for amounts withheld on June 29, 2008.

(8)	Subsequent Event

The Plan was amended effective December 30, 2008 to allow automatic enrollment into the plan for all eligible employees who do not opt out at an automatic deferral rate of 2%.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN
EIN 88-0320154 Plan No. 001
Schedule H, Line 4i – Schedule of Assets (Held at the End of Year)
December 29, 2008

Identity of the issue	Description of investments	Current Value

Mutual Funds:
American Funds	Growth Fund	$1,138,874
Keeley	Small Cap Value Fund	207,095
*Transamerica Asset Management, Inc.	Core Bond Fund	1,207,360
First American	Mid Cap Growth Fund	503,975
*Transamerica Asset Management, Inc.	Stock Index Fund	572,584
American Funds	Europacific Growth Fund R3	510,321
Eaton Vance	Large Cap Value Fund	969,279
*Transamerica Asset Management, Inc.	Intermediate/Long Horizon Fund	492,533
*Transamerica Asset Management, Inc.	Mid Cap Value Fund	247,782
*Transamerica Asset Management, Inc.	Long Horizon SAF	495,303
*Transamerica Asset Management, Inc.	Intermediate Horizon SAF	960,098
*Transamerica Asset Management, Inc.	Short/Intermediate Horizon SAF	133,819
*Transamerica Asset Management, Inc.	Short Horizon SAF	217,092
American Century Capital Portfolios, Inc.	Real Estate Investment Fund	96,870
Vanguard	Treasury Money Market Fund	656,716

Common Collective Fund:
*Diversified Investors Advisors Coll. Trust	Stable Pooled Fund	4,293,342

*Participant Loans	Loans to participants, with interest rates from 4.25% to 9.25%.	1,148,246

Common stock:
*Covenant Transportation Group, Inc.	401(k) Unitized Stock Fund	701,592
		$14,552,881

*Represents parties-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN
EIN 88-0320154 Plan No. 001
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year ended December 29, 2008

			Total that Constitute Nonexempt Prohibited Transactions
Date Contributions Were Withheld From Pay	Date Remitted by the Plan Sponsor	Participant Contributions Transferred Late to the Plan	Contributions not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

June 29, 2008	August 22, 2008	$65,277	-	$65,277	-	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

COVENANT TRANSPORT, INC.

Dated: June 22, 2009	By:	/s/ R.H. Lovin, Jr.
R.H. Lovin, Jr., Administrator

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm